SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

BAYTEX ENERGY TRUST (Translation of registrant's name into English)

2200, 205 – 5TH AVENUE S.W. CALGARY, ALBERTA, CANADA T2P 2V7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

The Registrant is filing this Amendment No. 1 to the Form 6-K originally furnished to the Commission on September 10, 2009 to correct a missing conformed signature and date on such Form 6-K.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate any information contained in such Form 6-K.

EXHIBIT LIST

Exhibit	Description

99.1
Trust indenture dated as of August 26, 2009 among the Baytex Energy Trust, Valiant Trust Company and Baytex Energy Ltd., Baytex Oil & Gas Ltd., Baytex Energy Partnership, Baytex Marketing Ltd. and Baytex Energy USA Ltd., as furnished to the Commission on Form 6-K on September 10, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST (Registrant) By: Baytex Energy Ltd.

Date: September 17, 2009	By:	/s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer